

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2007

Via U.S. mail

Mr. Jon S. Brumley, President and Chief Executive Officer
Encore Energy Partners GP LLC
777 Main Street, Suite 1400
Fort Worth, Texas 76102

   Re: **Encore Energy Partners LP**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed July 16, 2007
       File No. 333-142847

Dear Mr. Brumley:

   We have reviewed your response letter and the amended filing, and we have the following engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 16, 2007

Engineering Comments

Reserve Report as of December 31, 2006

1.   We note that your estimate your operating costs will decline from $14.3 million in 2007 to $5.3 million in 2027. Although production is estimated to also decline we are not aware of similar fields that are undergoing secondary and tertiary recovery operations to have experienced such a decline in operating costs. Typically, these costs will increase as water cuts increase.   Explain to us the basis, and provide support, for a decline of this magnitude.

2.   We note that you have the development of unproved reserves scheduled as far out as fourteen years in the future. We believe that the classification of undeveloped reserves as proved should be limited to those reserves that will be developed no more than five years in the future. Therefore, pending further explanation please revise your document to remove those reserves not estimated to be developed within five years.

3.   Please explain to why it appears that you have forecasted the Big Horn Operated PDP reserves in the Frontier zone of the Elk and NW Elk Basins to decline at a shallower rate than the had in the past when they were declining.

4.   Please explain why you forecasted the oil rate for the non-operated Crockett County Texas Permian Basin fields to decline at a shallower rate than in the past.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ryan Milne at (202) 551-3688 or April Sifford at (202) 551-3684 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Milne
        A. Sifford
        J. Murphy
        T. Levenberg
        C. Moncada-Terry

        VIA FACSIMILE

        Sean T. Wheeler
        Baker Botts L.L.P.
        713.229.7868